Lument Finance Trust, Inc.

230 Park Avenue, 23rd Floor

New York, NY 10169

April 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4546

Attention: Stacie Gorman

RE:	Lument Finance Trust, Inc.

Registration Statement on Form S-11 (File No. 333-254833)

Request for Acceleration of Effective Date

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lument Finance Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:30 p.m., Eastern Time, on April 28, 2021 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Stuart M. Litwin at (312) 701-7373 or David S. Freed at (212) 506-2498 and such effectiveness also be confirmed in writing.

Thank you for your assistance in this matter.

Very truly yours,

Lument Finance Trust, Inc.

By:	/s/ James A. Briggs
Name:	James A. Briggs
Title:	Chief Financial Officer

cc:	Stuart M. Litwin, Esq.

David S. Freed, Esq.

Justin Salon, Esq.